SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

Report on Form 6-K for the month of March 2006

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No ____

Enclosures:

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is the Company's announcement regarding the completion of the transfer of COSMOFON in FYROM. The purpose of this Report on Form 6-K is to file the news which were previously made available by way of a publicly disseminated Press Release dated August 16, 2005 which was also made available through the Company's website.

1. Press release dated: August 16, 2005

ANNOUNCEMENT

OTE and COSMOTE completed the transfer of COSMOFON in FYROM

August 16th 2005

OTE and COSMOTE completed the transfer of the shares of MTS, the 100 % holding company of COSMOFON, as specified by the sale and purchase agreement signed on the 1st of August, when the transfer of GloBul was also completed.

Contact:

OTE Investor Relations

OTE Media Relations

Tel. + 30 – 210 – 611 1574

Tel. +30 – 210 – 611 7434

      + 30 – 210 – 611 8167

Fax. +30 – 210 – 611 5825

      + 30 – 210 – 611 5070

            Tel. +30 – 210 – 611 7434

      + 30 – 210 – 611 1121                                                     e-mail: media-office@ote.gr

       e-mail: iroffice@ote.gr

COSMOTE Investor Relations

COSMOTE Media Relations

Tel. + 30 – 210 – 6177 428

Tel. +30 – 210 – 6177 566

Fax. +30 – 210 – 6177 377

Fax. +30 – 210 – 6177 771

e-mail: ir@cosmote.gr

e-mail: MediaRelations@cosmote.gr

ABOUT OTE

Hellenic Telecommunications Organization (OTE S.A.) is the incumbent telecommunications provider in Greece, and together with its subsidiaries forms the leading group of companies in Greece in terms of revenue. OTE is among the largest companies of the Athens Stock Exchange, and is also listed in the New York (NYSE) and London (LSE) stock exchanges. Through its investments in the South-Eastern Europe, in both fixed and mobile telecom companies, OTE addresses a potential customer base of 60 million people.

OTE shares: Athens SE, Reuters OTEr.AT. Bloomberg HTO GA. ADRs ( NYSE): Reuters OTE.N, Bloomberg OTE US, GDRs (LSE): Reuters OTEyq.L, Bloomberg OTES LI

For more information, visit www.ote.gr

ABOUT COSMOTE

COSMOTE, a member of the OTE group, started commercial operations in Greece in April 1998, 5 years after its 2 competitors and in June 2001 was the only 3rd entrant to achieve 1st place in its market. Currently it has over 4 million customers in Greece with the leading market position and also has in Albania through AMC the leading mobile operator in the country. In 2004 the Company achieved exceptional financial performance, among the best in Europe. Revenues exceeded € 1.58 billion, while net profits reached € 308.2 million.

COSMOTE's stock trades on the Athens and London Stock Exchange [Shares: Athens SE, Reuters COSr.AT. Bloomberg COSMO GA. ISIN GRS408333003. GDRs: LSE, Reuters COSq.L. Bloomberg CRM GR, CMBD LI]. For more information, visit www.cosmote.gr or www.cosmote.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: March 16, 2006

By: /s/ Iordanis Aivazis

-----------------------------------------

Name: Iordanis Aivazis

Title: Chief Financial Officer

END OF FILING